UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

_________________

Commission File Number 1-4393

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A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTMENT PLAN FOR EMPLOYEES OF PUGET SOUND ENERGY, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUGET ENERGY, INC.
411 —108th Avenue N.E.,
Bellevue, Washington 98004-5515

Investment Plan for Employees of Puget Sound Energy, Inc.

Financial Statements
and Supplemental Schedule

December 31, 2002 and 2001

Index

Report of independent auditors
Statements of net assets available for benefits
Statements of changes in net assets available for benefits
Notes to financial statements
Supplemental schedule*
Schedule H, Line 4i-
Schedule of Assets (Held at End of Year)

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Compensation and Leadership Development Committee of
Puget Sound Energy, Inc.
Bellevue, Washington

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Investment Plan for Employees of Puget Sound Energy, Inc. (“the Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Seattle, Washington
June 26, 2003

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Investments, at fair value	$267,237,018	$328,188,314

Receivables
Employer contribution	926,543	953,300
Participant contributions	371,969	374,580

Total receivables	1,298,512	1,327,880

Total assets	268,535,530	329,516,194

Net assets available for benefits	$268,535,530	$329,516,194

        The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2002	2001
Additions (reductions) to net assets attributed to:
Interest and dividend income	$9,545,543	$12,651,905
Net depreciation in value of investments	(30,370,516)	(22,637,254)

Net investment loss	(20,824,973)	(9,985,349)

Contributions
Employer	6,025,693	6,979,134
Participant	10,677,797	13,070,138

Total contributions	16,703,490	20,049,272

Total additions (reductions) to net assets	(4,121,483)	10,063,923
Deductions from net assets attributed to:
Participant distributions	(56,859,181)	(22,581,031)

Decrease in net assets available for benefits	(60,980,664)	(12,517,108)
Net assets available for benefits
Beginning of year	329,516,194	342,033,302

End of year	$268,535,530	$329,516,194

        The accompanying notes are an integral part of these financial statements.

Investment Plan for Employees of Puget Sound Energy, Inc.
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of Plan

The following description of the Investment Plan for Employees of Puget Sound Energy, Inc. (formerly Puget Sound Power & Light Company) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all regular full-time and part-time employees of Puget Sound Energy, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On January 1, 2001, Puget Sound Energy, Inc. reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Puget Energy, Inc. Puget Energy, Inc. was incorporated in the State of Washington and all its operations are conducted through its subsidiaries.

Pursuant to the reorganization, Puget Energy, Inc. became the owner of all of Puget Sound Energy, Inc.’s common stock. Holders of Puget Sound Energy, Inc.’s existing common stock, including the Plan, exchanged their Puget Sound Energy, Inc. common stock on a one-for-one basis for the common stock of Puget Energy, Inc.

Contributions
Non-union represented and certain union represented participants of the Plan may elect to make contributions of 1% to 16% of their eligible compensation, subject to certain limits. Certain other union represented participants may elect to make contributions of 1% to 12% of their eligible compensation, subject to certain limits. Participants may contribute to the Plan from pre-tax compensation, after-tax compensation, or a combination of both. Effective October 1, 2002, certain participants may also elect to make additional pre-tax contributions, or catch-up contributions, to the Plan, not to exceed the amount allowable under current income tax regulations. Participants are also allowed to make rollover contributions of amounts received from certain other tax-qualified retirement plans.

Each plan year, the Company makes a required contribution on behalf of non-union represented and certain union represented participants equal to 1% of each such participant’s eligible compensation. In addition to the required contribution, the Company makes a matching contribution on behalf of non-union represented and certain union represented participants on the last day of each pay period equal to 100% of each such participant’s contributions up to and including 4% of such participant’s eligible compensation, plus 50% of such participant’s contributions from 5% to 8% of such participant’s eligible compensation, subject to certain limits. For certain other union represented participants, the Company makes a matching contribution on behalf of each participant equal to 55% of each such participant's contributions up to 6% of such participant’s eligible compensation. The Company also may make a discretionary contribution in a given year to non-union represented and certain union represented participants on the last day of the plan year. The Company may elect to pay all or part of its contributions in common stock of Puget Energy, Inc., rather than in cash. During 2002 and 2001, all Company contributions were cash contributions.

Unvested Company contributions that are forfeited by participants are used to restore any portion of a former participant’s accounts that was previously forfeited if such participant is reemployed by the Company or an affiliate before a five year break in service. Any additional forfeited amounts are used to reduce future Company contributions required to be paid to the Plan. To the extent that forfeited amounts are insufficient to restore any such former participant’s accounts, additional special Company contributions may be necessary.

All participant and Company contributions are invested at the direction of each participant in any of the available investment options.

Participant loans
Loans are available to non-union represented and certain union represented participants who have an account under the Plan. Such participants may borrow up to the lesser of $50,000 or 50% of the total value of their vested account balances. Loan amounts are restricted to a minimum of $1,000. Loan terms are not to exceed five years, or if the loan proceeds are used to finance the participant’s principal residence, not to exceed 15 years. Loans may be additionally limited in accordance with Plan provisions. At December 31, 2002, loans bear interest at a range of 6% to 10.5%. Interest rates are based on commercial interest rates at the time each loan is made. Interest income related to loans outstanding was $158,424 and $177,968 for 2002 and 2001, respectively. Interest income is allocated to the various funds as directed by the participants.

Plan expenses
Expenses incurred for brokerage and similar services, or for investment advice and the evaluation thereof are charged to participant accounts. Administrative and other expenses incurred by the Plan are charged to participant accounts unless voluntarily paid by the Company. These expenses were voluntarily paid by the Company during 2002 and 2001.

Vesting
Participants are fully vested in their participant contribution accounts at all times and become fully vested in their Company contribution accounts under any of the following circumstances (as defined in the Plan document): termination of the Plan; attainment of age 65 while employed by the Company; termination due to layoff, death or disability; entry into the United States Armed Forces for more than 90 days; or, after completion of a one year period of service for non-union represented and certain union represented employees or a three-year period of service for certain other union represented employees.

If a participant’s service with the Company terminates for a reason other than as described above, the participant is entitled to receive the balance of his or her participant contribution account, but not his or her Company contribution accounts.

Payment of benefits and withdrawals
Upon termination of service due to retirement or death, a participant or his or her beneficiary will generally receive a lump sum distribution equal to the value of the participant’s vested interest in his or her accounts; provided, however that the participant or his or her beneficiary may elect to receive whole shares of common stock of Puget Energy, Inc. to the extent his or her accounts are deemed invested in such stock. In some cases, in lieu of receiving a lump sum distribution, a participant may elect installments over the shorter of ten years or the participant’s life expectancy or a non-transferable annuity contract for a specified number of years not to exceed the joint life expectancy of the participant and his or her spouse. If a participant’s vested interest in his or her account exceeds $5,000, the administrative committee of the Plan will provide a written explanation of the optional forms of benefit under the Plan, including timing of distribution and other relevant information. In addition to the payment of benefits, the Plan provides for the withdrawal of a participant’s after-tax contributions and hardship withdrawals. Such withdrawals may restrict future participation in the Plan, pursuant to the provisions of the Plan document.

2.	Summary of accounting policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options in combinations of common stock, mutual funds, and common and commingled trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment valuation and income recognition
Investments in Puget Energy, Inc. stock are traded on a national securities exchange. These investments are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Investments in common and commingled trust funds are valued based on information provided by the Plan’s investment custodians. The financial statements of the common and commingled trust funds are audited annually by independent accountants. Values for such funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Assets and liabilities for which the above valuation procedures are inappropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by or under the supervision of the Plan’s investment custodian.

Purchases and sales of securities are reflected on a trade-date basis. Average cost or recorded cost is used in determination of realized gain or loss on sales of securities.

Dividend income is recorded on the ex-dividend date. Other income is recorded as earned on an accrual basis.

Payment of benefits
Benefits are recorded when paid.

3.	Investments

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2002	2001
Common stock
Puget Energy, Inc., 1,503,066 and 1,960,989
shares, respectively	$33,142,798	$42,926,050
Mutual funds
PIMCO Total Return Fund, 2,256,665 and
560,368 shares, respectively	24,078,614	5,861,453
T. Rowe Price New Era Fund, 947,811 and
1,097,570 shares, respectively	19,553,340	24,409,956
T. Rowe Price Small-Cap Value Fund, 1,386,551
and 1,438,168 shares, respectively	30,420,920	32,588,878
T. Rowe Price Equity Income Fund, 2,713,630 and
3,055,340 shares, respectively	53,702,742	72,258,789
T. Rowe Price International Stock Fund, 0 and
1,270,180 shares, respectively	--	13,959,273
Miller, Andersen and Sherrerd (MAS) Value Portfolio,
0 and 1,161,918 shares, respectively	--	17,707,636
Common and commingled trust funds
T. Rowe Price Equity Index Trust Fund, 1,059,812
and 1,234,281 shares, respectively	25,456,678	38,052,866
T. Rowe Price Stable Value Trust Fund, 44,525,865
and 32,666,522 shares, respectively	44,525,865	32,666,522

Net depreciation in the value of investments for the years ended December 31 is summarized as follows:

	2002	2001
Common stock	$(81,502)	$(11,179,291)
Mutual funds	(22,949,934)	(7,258,412)
Common and commingled trust funds	(7,339,080)	(4,199,551)

Net depreciation in value of investments	$(30,370,516)	$(22,637,254)

4.	Related party transactions

Certain Plan investments include shares of Puget Energy, Inc. common stock and shares of mutual funds and common and commingled trust funds managed by T. Rowe Price, who also acts as the trustee for the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for trustee services were paid by the Plan sponsor. Fees associated with the management of the funds are incorporated into the net asset value of the funds.

The Plan’s investment in Puget Energy, Inc. common stock represents approximately 12% and 13% of the total value of investments at December 31, 2002 and 2001, respectively. Gross purchases of Puget Energy, Inc. common stock were $2,921,960 and $4,530,059 for 2002 and 2001, respectively. Gross sales of Puget Energy, Inc. common stock were $14,609,134 and $6,864,404 for 2002 and 2001, respectively (including $1,805,974 and $1,455,435, respectively of Puget Energy, Inc. stock distributed to members upon withdrawal from the Plan).

5.	Termination and amendment

The Plan is intended to continue indefinitely; however, the Board of Directors of the Company may at any time and for any reason modify, amend or terminate the Plan. The Administrative Committee of the Plan may modify or amend the Plan, if such modifications or amendments are administrative in nature or are required by law or regulation to maintain the qualified status of the Plan.

No modification or amendment of the Plan may retroactively deprive any individual of rights accrued under the Plan except to the extent that any change is made necessary by law or regulation issued by the Internal Revenue Service to permit qualification or continued qualification of the Plan as a tax exempt trust under applicable law or regulation. Furthermore, no modification or amendment of the Plan shall cause or permit any part of the Plan to be diverted to purposes other than for the exclusive benefit of participants and their beneficiaries and for defraying the reasonable expenses of administering the Plan or to revert to or become the property of the Company, unless it is first determined by the Internal Revenue Service that the Plan with the proposed modification or amendment will continue to be a qualified plan under Section 401 of the Internal Revenue Code of 1954, as amended, or any statute of similar import.

6.	Tax status

The Internal Revenue Service has determined and informed the Company by letter dated October 12, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Amendments to the Plan have been adopted subsequent to the determination letter noted above. However, the Plan administrator believes that the Plan is designed and is currently operating with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Investment Plan for Employees of Puget Sound Energy, Inc.
Schedule H, Line 4i-
Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par and maturity value	Cost(a)	Current value

Common stock:
* Puget Energy, Inc.	Common stock		$33,142,798

Mutual funds:
PIMCO	Total Return Fund		24,078,614
JANUS	Growth & Income Fund		10,721,385
MSIF	Mid-Cap Value Fund		11,966,816
INVESCO	Small Company Growth Fund		616,005
PUTNAM	International Growth Fund		10,432,936
* T. Rowe Price	Balanced Fund		694,781
* T. Rowe Price	New Era Fund		19,553,340
* T. Rowe Price	Small-Cap Value Fund		30,420,920
* T. Rowe Price	Equity Income Fund		53,702,742

Total mutual funds			162,187,539

Common and commingled trust funds:
* T. Rowe Price	Equity Index Trust Fund		25,456,678
* T. Rowe Price	Stable Value Trust Fund		44,525,865

Total common and commingled trust funds			69,982,543

* Participant loans	Participant loan accounts with interest
	rates ranging from 6% to 10.5% and
	maturity dates ranging from 2003
	to 2015		1,924,138

Total investments			$267,237,018

* Represents Party-in-interest to the Plan
(a) Cost has been omitted for participant directed investments.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INVESTMENT PLAN COMMITTEE OF PUGET SOUND ENERGY, INC.

/s/ Donald E. Gaines

Donald E. Gaines
Chairman of the Investment Plan Committee
of Puget Sound Energy, Inc.

Date: June 27, 2003

EXHIBIT INDEX

The following exhibits are filed herewith:

23	Consent of Independent Auditors

99.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.